

August 22, 2013

<u>Via Email</u>
Eric Anderson
Chief Executive Officer
Stuart King Capital Corp.
1500 Cliff Branch Drive
Henderson, NV 89014

      Re: **Stuart King Capital Corp.**
              Amendment No. 8 to Registration Statement on Form S-1
              Filed August 9, 2013
              File No. 333-176953

Dear Mr. Anderson:

We have reviewed your amended registration statement filed August 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>
<u>Balance Sheets, page F-2</u>

1. Please refer to your response to comment 7. It does not appear as though the requested changes were made. Please revise the line item 'accumulated deficit' to a more descriptive caption such as 'deficit accumulated during the development stage' consistent with pages 9 and F-9. Refer to ASC 915-210-45-1. Please also revise the Statement of Changes in Stockholders' Equity.

<u>Unaudited Financial Statements</u>

2. Please provide interim financial statements for the quarterly period ended June 30, 2013 as well as updated disclosures. Refer to Rule 8-08 of Regulation S-X.

Unaudited Statement of Operations, page F-10

3. It appears as though the amount shown for general and administrative expenses for the period from April 7, 2011 (inception) to March 31, 2013 of $2,458 should be $2,619 since there was no activity in this line item after the period from April 7, 2011 (inception) to December 31, 2012. Similarly it appears as though the amount shown for professional fees should be $12,171 since the amount for the period from April 7, 2011 (inception) to December 31, 2012 was $9,671 and the amount for the three months ended March 31, 2013 was $2,500. Please revise or tell us why the amounts are correct.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Vanessa Robertson at (202) 551-3649 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.
    .

                                        Sincerely,

                                        /s/ Bryan J. Pitko for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Harold Gewerter, Esq.